Exhibit (a)(18)

BALDOR ELECTRIC COMPANY
Impact of Anticipated Taxable Transactions
Related to Officers and Key Managers

Following is a brief discussion of the expected 2010 and 2011 tax consequences in connection with the proposed ABB transaction.  Our intent is to supply general information regarding existing alternatives, as well as generally describe the taxability of each type of income. We strongly recommend that you seek independent professional tax advice.  If you have any questions, please contact Gina Stafford at (479) 648-5763 (gstafford@baldor.com) or Gene Houston at (479) 648-5925 (ghouston@baldor.com).

Applicable Employment Tax Withholdings discussed in this memo are based upon statutory supplemental tax withholding rates for federal at 25% (35% for supplemental wages earned during a year in excess of $1 million) and state based upon the table below, FICA (Social Security) as appropriate and Medicare at 1.45%.  Your actual 2010 and 2011 federal and state income taxes will be based upon your total taxable income for those years and could be taxed at a rate significantly higher than the federal and state statutory tax withholding rates.

State	Tax %
Arkansas	7.00
Georgia	6.00
Mississippi	4.75
Missouri	6.00
North Carolina	6.00
Oklahoma	5.50
South Carolina	7.00
Wisconsin	6.75

Normal Cash Bonus … The bonus earned for achieving the 2010 plan is estimated to be approximately 28% of base salary.  In anticipation of the currently-anticipated 2011 tax changes, 90% of this bonus will be paid in 2010 with the balance paid in early 2011. The 2010 payment will be approximately 25% of your 2010 base salary as in effect on 12/31/2010, will be paid and included in your 12/31/2010 paycheck and be subject to all applicable income and employment tax withholdings.

Special Cash Bonus … Historically, restricted stock units (RSUs) have been awarded subsequent to the year a target goal was achieved, based upon a formula that considers total cash compensation (base salary plus normal cash bonus).  Since we expect that the target goal will be achieved for 2010, RSUs would have been awarded in early 2011.  Because of the pending acquisition, a 2010 cash payment equal to the value of the normal RSU award (as calculated by the Company), based on a stock price of $63.50, will be included in your 12/31/2010 paycheck in lieu of awarding RSUs.  This payment will be subject to all applicable income and employment tax withholdings.

Blackout Period … A normal “blackout period” for Baldor “insiders” (directors, officers, and certain financial personnel) is not currently contemplated; however, a blackout could be invoked with little or no warning if there are any developments that might affect the timing or possibility of closing the transaction.

Tender of Shares … ABB, through its subsidiary the Brock Acquisition Corp., commenced a tender offer for all the shares of Baldor common stock on 12/8/2010.  The tender offer is expected to expire on 1/10/2011 but may be extended in certain circumstances.  The tender offer documents filed by ABB with the Securities Exchange Commission and the solicitation/recommendation statement filed by Baldor with the Securities and Exchange Commission contain instructions on how to tender the shares you currently own.  You should review those materials carefully prior to making any decision regarding whether to tender your shares.

A.           If you elect to tender shares that you own on 12/17/2010, you will:

1.               Receive the $0.17 per share dividend payable on 12/30/2010.

2.               Receive a check upon closing the acquisition in 2011 equal to $63.50 x the number of shares tendered.  The ordinary income or short-term and/or long-term capital gains from this cash payment will be subject to tax rates in effect for 2011 that are not yet known.  Shares must be owned a minimum of 1 year in order to qualify for long-term capital gain treatment.

B.             If you elect to tender shares that you acquire after 12/17/2010, you will receive a check upon closing the acquisition in 2011 equal to $63.50 x the number of shares tendered.  The gain from this cash payment will be subject to ordinary income or short-term capital gain tax rates in effect for 2011 that are not yet known.

Outstanding Exercisable Stock Options …

A.           If you exercise a NQSO on or before 12/17/2010 and retain the shares, you will:  1) incur W-2 ordinary taxable income in 2010 in an amount equal to the “spread” on the date you exercise the NQSO that is subject to income and employment tax withholdings, and 2) receive the $0.17 per share dividend payable on 12/30/2010 with respect to the shares held until 12/18/2010.

B.             If you exercise an NQSO after 12/17/2010 and before 12/31/2010 and retain the shares, you will incur W-2 ordinary taxable income in 2010 in an amount equal to the “spread” on the date you exercise the NQSO that is subject to employment taxes (but will not receive the dividend with respect to those shares).

C.             If you exercise an NQSO after 12/31/2010 and retain the shares, you will incur W-2 taxable income in 2011 in an amount equal to the “spread” on the date you exercise the NQSO that is subject to employment taxes.

Note for all NQSO Exercises:  The “spread” is the difference between the fair market value at date of exercise and the exercise price.  The gain (or loss) from a subsequent open market sale of this stock prior to the closing of the merger will be subject to short-term capital gains tax rates (or subject to the rules regarding short-term capital losses) in effect for the year in which this disposition occurs.  If stock is held and not sold in the open market, then upon closing in 2011, the gain (or loss) will be subject to short-term capital gains tax rates in effect for 2011 (or subject to the rules regarding short-term capital losses).

D.            If you exercise an ISO on or before 12/17/2010 and retain the shares, you will:

1.               Be required to include the difference in the fair market value and exercise price as an alternative minimum tax (AMT) adjustment for 2010.

2.               Receive the $0.17 per share dividend payable on 12/30/2010 with respect to the shares held until 12/18/2010.

3.               Not be subject to employment taxes.

4.               If the shares are disposed of within one year of ISO exercise (including through the tender offer or the merger), have ordinary income at the time of disposition equal to the difference between the fair market value per share of stock at the time of exercise (or, if less, the amount you realize on the disposition of the shares) and the exercise price per share. Additionally, you will have short-term capital gain or loss, as the case may be, equal to the difference (if any) between the amount you received upon disposition of the shares and the sum of (a) the option exercise price and (b) the amount of ordinary income you recognize.

E.              If you exercise an ISO after 12/17/2010 and before 12/31/2010 and retain the shares, you will:

1.               Be required to include the difference in the fair market value and exercise price as an alternative minimum tax (AMT) adjustment for 2010.

2.               Not be subject to employment taxes.

3.               If the shares are disposed of within one year of ISO exercise (including through the tender offer or the merger), have ordinary income at the time of disposition equal to the difference between the fair market value per share of stock at the time of exercise (or, if less, the amount you realize on the disposition of the shares) and the exercise price per share. Additionally, you will have short-term capital gain or loss, as the case may be, equal to the difference (if any) between the amount you received upon disposition of the shares and the sum of (a) the option exercise price and (b) the amount of ordinary income you recognize.

F.              If you exercise an ISO after 12/31/2010 and retain the shares, you will receive the stock and not be subject to employment taxes. If the shares are disposed of within one year of ISO exercise (including through the tender offer or the merger), you will have ordinary income at the time of disposition equal to the difference between the fair market value per share of stock at the time of exercise (or, if less, the amount you realize on the disposition of the shares) and the exercise price per share. Additionally, you will have short-term capital gain or loss, as the case may be, equal to the difference (if any) between the amount you received upon disposition of the shares and the sum of (a) the option exercise price and (b) the amount of ordinary income you recognize.

Note for all ISO Exercises:  If you exercise an ISO in 2010 and sell the shares in 2010, the difference in the 2010 selling price and the exercise price will be taxed at ordinary income tax rates.  The same holds true for an exercise in 2011 and a sale in 2011.  If you exercise an ISO in 2010 and sell the shares in 2011, the difference in the 2011 selling price and the exercise price will be taxed at ordinary income tax rates.  A credit for the 2010 AMT taxes paid that are attributable to the ISO exercise should be available.

Note:  A “NQSO” means a Non-Qualified Stock Option. An “ISO” means an Incentive Stock Option.

Sale of Other Shares Owned …

A.           If you choose to sell on or before 12/17/2010, shares that you own,

1.               You will NOT receive the $0.17 per share dividend payable on 12/30/2010.

2.               Short-term capital gains will be taxed at ordinary income tax rates (35% maximum federal income tax rate) and long-term capital gains will be taxed at long-term capital gain rates (15% maximum federal income tax rate).

B.             If you choose to sell after 12/17/2010, shares that you own on or before 12/17/2010,

1.               You will receive the $0.17 per share dividend payable on 12/30/2010.

2.               2010 short-term capital gains will be taxed at ordinary income tax rates (35% maximum federal income tax rate) and 2010 long-term capital gains will be taxed at long-term capital gain rates (15% maximum federal income tax rate).

3.               2011 short-term and long-term capital gains will be taxed based upon rates in effect for 2011 which are not known at this time.

In each case, applicable state and local income taxes will apply.

Un-exercised NQSO and ISO Options … You will have two choices with respect to options that are outstanding (whether exercisable or not yet exercisable) in connection with the proposed acquisition as follows:

1.               Cash payment equal to the difference between $63.50 and the option exercise price.  This cash payment will be made through payroll shortly after close of the acquisition.  The amount will be W-2 taxable income in 2011 and be subject to applicable income and employment taxes.

OR

2.               “Replacement Options” to purchase ABB shares calculated based on a formulaic conversion.  There will be no tax impact to you for this conversion, and the options will retain their NQSO or ISO status.  An example of this conversion is illustrated on Exhibit “A” attached. The Replacement Options will be fully vested at all times.  However, there may be a period of up to five business days following the merger during which exercise of the Replacement Option may be prohibited.

You should refer to the Option Election Form that you have previously received for more information about the process for electing the cashout.

NOTE:  If no election is made, the outstanding options will automatically convert to fully vested exercisable options to purchase ABB shares as indicated in 2. above.

Un-vested RSUs … Upon closing the acquisition, the value of un-vested RSUs (that have not been deferral elected) will be paid to you in cash. The value will be equal to $63.50 x the # of RSUs.  This cash payment will be W-2 taxable income in 2011 and will be subject to applicable income and employment tax withholdings.

Deferred RSUs … At closing, the value of deferred RSUs will be converted to a cash value and this amount will be transferred into a deferral account at Merrill Lynch.  The cash value so transferred will be equal to $63.50 x the # of RSUs in the deferral bucket at that time.  A few days prior to the close of the acquisition, you will be provided with an election form on which you will choose into which investment you want the converted cash value to be moved.  The date you previously elected for the RSU deferral payout date will become the deferral payout date for this converted cash.  There will be no tax impact to you for this conversion.

EXHIBIT “A”

All unvested options will become fully vested at the closing of the Merger.  Each option that you did not elect to cashout will automatically be converted into an option (the “Replacement Option”)  to purchase ABB American Depositary Shares (“ABB ADS’s”).  The exercise price of the Replacement Option and number of ABB ADS’s subject to your Replacement Option will be determined using the following methodology and formula.

1.               An Option Exchange Ratio will be established by dividing the $63.50 per share purchase price for Baldor common stock by the ABB Share price, which will be determined by averaging the volume weighted average sales price for an ABB Share for the ten consecutive trading days immediately preceding the merger.

2.               The number of ABB ADS’s subject to your Replacement Option will be determined by multiplying the number of shares subject to your Baldor option by the Option Exchange Ratio (and rounding down to the nearest whole number).

3.               The per share exercise price of your Replacement Option will be determined by dividing the per share exercise price of your Baldor option immediately prior to the merger by the Option Exchange Ratio (and rounding up to the nearest whole cent).

Here is an example using hypothetical numbers to demonstrate how the conversion will work:

•                  Assume that the ABB Share price is $19.84 (determined as described in 1. above).

•                  Given an ABB Share price of $19.84, the Option Exchange Ratio would be 3.2 (determined as described in 1. above).

Calculation … $63.50 / $19.84 = 3.2

•                  If an employee had an option for 1,000 shares of Baldor stock with an exercise price of $30 per share, at the time of the merger this option would be converted to an option for 3,200 ABB ADS’s (determined as described in 2. above) at an exercise price per share of $9.38 (determined as described in 3. above).

Calculation … 1,000 x 3.2 = 3,200                 Calculation … $30 / 3.2 = $9.38

•                  Immediately before the merger, the Baldor option had a “spread” value of $33,500.

Calculation … $63.50 - $30.00 = $33.50 per share x 1,000 shares = $33,500

•                  Immediately after the merger, the converted ABB option has a “spread” value of $33,472.

Calculation … $19.84 - $9.38 = $10.46 per share x 3,200 shares = $33,472

The Replacement Option will be immediately exercisable (though there may be a period of up to five business days following the merger during which exercise of the Replacement Option may be prohibited), but all other terms that applied to your Baldor options before the merger will apply to Replacement Option.  The methodology and process for exercising the Replacement Option will be communicated to you at a later date.